UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

27 May 2008

Telecom Corporation of New Zealand Limited ———————————————————————————————————
(Translation of registrant’s name into English)

New Zealand ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Level 8, North Tower Telecom House 68 Jervois Quay Wellington New Zealand
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Appendix 3E

Daily share buy-back notice
(except minimum holding buy-back and
selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/9/99.  Origin:  rule 3.6, Appendix 7C.  Amended 30/9/2001.

Name of entity  ABN
Telecom Corporation of New Zealand Limited
  050 611 277

We (the entity) give ASX the following information.

Information about buy-back

1 Type of buy-back
 On market

2 Date Appendix 3C was given to ASX
 20 November 2007

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day*

  Before previous day Previous day

3 Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received
 1,250,000 1,250,000

4 Total consideration paid or payable for the shares
 NZ$4,872,000.00 NZ$4,867,750.00

  Before previous day Previous day

5 If buy-back is an on-market buy-back highest price paid:
NZ$3.91
date: 26 May 2008

lowest price paid:
NZ$3.86
date: 26 May 2008

 highest price paid:
NZ$3.90

lowest price paid:
NZ$3.86

highest price allowed under rule 7.33:
NZ$4.02

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back
 Maximum of 15,000,000 shares to be brought back

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:  ............................................................ Date:
27 May 2008
 Group Company Secretary

Print name:  Craig Mulholland
== == == == ==

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 27 May 2008	By:	Craig Mulholland
	Name:	Craig Mulholland
	Title:	Group Company Secretary